Exhibit 99.1

AMENDING AGREEMENT TO TRANSACTION AGREEMENT

THIS AGREEMENT is made as of June 14, 2022

AMONG:

TILRAY BRANDS, INC., a corporation existing under the laws of the State of Delaware;

(“Tilray”)

- and -

HEXO CORP., a company existing under the laws of the Province of Ontario;

(“HEXO”);

- and -

HT INVESTMENTS MA LLC, a limited liability corporation existing under the laws of the State of Delaware

(“HTI” and collectively with Tilray and HEXO, the “Parties”).

All capitalized terms used in this amending agreement (this “Agreement”) but not defined herein shall have the meaning attributed to such terms in the Transaction Agreement.

RECITALS:

A.

On April 11, 2022, Tilray, HEXO and HTI (collectively, the “Parties”) entered into a transaction agreement (the “Transaction Agreement”), pursuant to which, among other things, HEXO and HTI agreed to amend the terms of certain senior secured convertible notes of HEXO due May 1, 2023 (as amended, the “Amended and Restated Note”);

B.

On April 11, 2022, the Parties entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”), pursuant to which Tilray agreed to assume from HTI, and HTI agreed to assign, transfer and sell to Tilray all of its rights, title and interest under, the Amended and Restated Note; and

C.	The Parties wish to enter into this Agreement to amend certain provisions of the Transaction Agreement as contemplated herein.

Now therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby confirm, acknowledge and agree as follows:

1.	Section 1.1(76) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

““Outside Date” means August 1, 2022; subject to the right of any Party to extend the Outside Date in 30-day increments if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity; provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Regulatory Approvals is primarily the result of such Party’s wilful breach of this Agreement; and provided further that the Outside Date shall not be extended past November 30, 2022.”

2.	Section 2.2 of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“Immediately following the entry of the Seller and the Company into the Amended and Restated Note on the Closing Date, the Seller shall sell and assign to the Purchaser, and the Purchaser agrees to purchase immediately following the Closing Time, the Amended and Restated Note (the “Purchased Note”) pursuant to the assignment and assumption agreement entered into by the Purchaser, the Seller and the Company in the form attached hereto as Schedule C (the “Assignment and Assumption Agreement”), subject to the satisfaction of the conditions set forth in the Assignment and Assumption Agreement, which Purchased Note shall immediately following such Note Assignment have a total principal amount outstanding equal to the sum of (i) the Outstanding Principal as of the Closing Date immediately prior to such Note Assignment, plus (ii) the accrued and unpaid interest as of the Closing Date immediately prior to such Note Assignment.”

3.	Section 2.3(1) of the Transaction Agreement is hereby amended by replacing “$0.54” with “CAD$0.40”.

4.	Section 4.1(3) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“Minimum Liquidity. The Company shall maintain a cash balance in an amount equal to or greater than CAD$70,000,000 (after giving effect to a release of all conditions in any blocked accounts and restricted cash of the Company and its Subsidiaries and including net cash proceeds expected to be received from the Company’s captive D&O insurance policy).”

5.	Section 4.15(1) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“The Company agrees to use its best efforts to obtain the Requisite Shareholder Approval, as soon as reasonably practicable and in any event by no later than July 15, 2022. The Company will (i) give notice of, and conduct, a meeting of shareholders of the Company (the “Meeting”) to obtain the Requisite Shareholder Approval and (ii) prepare and deliver an information circular, form of proxy and other documents required by applicable Canadian Securities Laws (collectively, the “Proxy Statement”) to such persons and in such forms, as required by the Business Corporations Act (Ontario), the by-laws of the Company and Securities Laws, as applicable;”.

6.	Section 4.18(1) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

(1) At the Closing Time and thereafter for so long as the Purchased Note is outstanding or the Company is a “reporting issuer” within the meaning of Canadian Securities Laws or an issuer required to file reports under the 1934 Act:

“(a) the Board of Directors shall consist of nine (9) members (inclusive of any Purchaser nominees contemplated in Section 4.18(1)(b)) with the majority of such members being “independent” directors for purposes of applicable Securities Laws; and

(b) the Purchaser shall be entitled to nominate (and the Board of Directors will appoint and support re-election of such nominees) two (2) directors (the “Purchaser Nominees”) and shall have the right to one (1) observer (the “Purchaser Observer”) in respect of all Board of Director meetings, actions and activities.”

7.	Section 4.18(2) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“Purchaser Nominees

(a) The Parties acknowledge that the initial Purchaser Nominees shall be Denise Faltischek and such other individual that the Purchaser may designate in its sole discretion, and that the Purchaser Nominees will be appointed to the Board of Directors immediately following the Closing.

(b) The Company shall, for so long as the Purchaser holds at least 1% of the Amended Note Securities held by the Purchaser upon consummation of the Note Assignment (on an as-converted to HEXO Shares basis), (i) recommend and reflect such recommendation in any management information circular relating to any meeting where directors of the Company are elected (or submit to shareholders by written consent, if applicable) that the Company Shareholders vote to elect the Purchaser Nominees to the Board of Directors for a term of office expiring at the closing of the subsequent annual meeting of the shareholders of the Company, and (ii) solicit proxies in favour of and otherwise support each Purchaser Nominee’s election, each in a manner no less favourable than the manner in which the Company supports its other nominees (the “Company Nominees”) for election to the Board of Directors. For any meeting of the Company Shareholders (or written consent in lieu of a meeting) for the election of members to the Board of Directors, the Company shall not nominate, in the aggregate, a number of nominees greater than nine (9), including, for greater certainty, the Purchaser Nominees.

(c) In the event that either Purchaser Nominee is not duly elected to the Board of Directors or shall cease to serve as a director of the Company, whether due to such Purchaser Nominee’s death, disability, resignation or removal (including failure to be elected by the Company Shareholders or being required to resign in accordance with any applicable majority voting policy), the Company shall cause the Board of Directors to appoint a Purchaser Nominee designated by the Purchaser to fill the vacancy so created.

(d) Each Purchaser Nominee shall be compensated for such Purchaser Nominee’s service on the Board of Directors and any committee thereof consistent with the Company’s policies for director compensation, provided that any employee of or party to a consulting arrangement with the Company or any of its Affiliates who serves as a Purchaser Nominee shall not be entitled to any salary or compensation from the Company for such Purchaser Nominee’s services. The Purchaser Nominees shall be reimbursed for all reasonable expenses related to their service on the Board of Directors consistent with the Company’s policies for director reimbursement.

(e) The Purchaser acknowledges that it will not provide, directly or indirectly, the Purchaser Nominees with any compensation for the Purchaser Nominees’ service on the Board of Directors or any committee thereof.

(f) It is acknowledged by the Purchaser that each Purchaser Nominee will, at the time of his or her nomination, and at all times while serving on the Board of Directors: (i) comply with all policies of the Company that are applicable to members of the Board of Directors; (ii) meet the qualification requirements to serve as a director under the Business Corporations Act (Ontario) and the rules of any stock exchange on which the Shares are then listed (including executing and filing a Personal Information Form with the TSX and the applicable CSA regulator); (iii) acknowledge and agree to be bound by this Agreement with respect to the obligations of the Purchaser Nominee; and (iv) maintain the required security clearances under the Cannabis Act (Canada) and the Cannabis Regulations, SOR/2018-144.

(g) The Company shall enter into an indemnification agreement with each Purchaser Nominee in a form substantially similar to the Company’s form of director indemnification agreement and shall indemnify and provide the Purchaser Nominees with director and officer insurance to the same extent it indemnifies and provides insurance for the other members of the Board of Directors pursuant to the constating documents of the Company, applicable Laws or otherwise.”

8.	Section 6.3 (11) of the Transaction Agreement is hereby deleted in its entirety and replaced with the following:

“(11) The Company shall have a cash balance of not less than CAD$70,000,000 (after giving effect to a release of all conditions in any blocked accounts and restricted cash of the Company and its Subsidiaries and including net cash proceeds expected to be received from the Company’s captive D&O insurance policy. The Purchaser shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect in the form acceptable to the Purchaser.”

9.	Schedule A of the Transaction Agreement is hereby deleted in its entirety and replaced with the form of Amended and Restated Note attached to this Agreement as Schedule A.

10.	Schedule C of the Transaction Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Assignment and Assumption Agreement attached to this Agreement as Schedule B.

11.

Tilray hereby irrevocably waives any right or entitlement that may arise in favour of Tilray as a result of any non-compliance by HEXO with Section 4.1(3) of the Transaction Agreement for all periods prior to the date of this Amending Agreement for all purposes, including any right or entitlement to Tilray pursuant to Section 6.3(14) and Section 7.2 (1)(e) of the Transaction Agreement as a result of any such non-compliance prior to the date of this Amending Agreement, without acknowledgement or admission by HEXO as to the existence of any such non-compliance.

12.

Tilray agrees that HEXO shall be entitled to designate the insurance broker of its choice to establish D&O insurance coverage in lieu of the coverage afforded by HEXO’s captive cell structure, and that HEXO shall be entitled to proceed with the winding-down of such captive cell structure and the transfer of captive funds to HEXO’s unrestricted cash accounts in the manner and subject to the timing determined by HEXO in its entire discretion.

13.

Except for the amendments contemplated in this Agreement, no other amendments to the Transaction Agreement will be made by the parties pursuant to this Agreement, and the Transaction Agreement shall otherwise remain outstanding on identical terms and conditions.

14.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

15.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the State of Delaware and the federal laws of the United States of America applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the

Delaware courts situated in Wilmington, Delaware and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

16.

This Agreement becomes effective only when executed by each of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

[Signature page follows]

IN WITNESS WHEREOF Tilray, HEXO and HTI have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TILRAY BRANDS, INC.

By:	“Carl Merton”
Authorized Signing Officer

HEXO CORP.

By:	“Mark Attanasio”
Authorized Signing Officer

HT INVESTMENTS MA LLC

By:	“Eric Helenek”
Authorized Signing Officer